SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2001.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from __________ to __________.


                          Commission file number 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             The Ogden 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

    The Ogden 401(k) Plan

    Independent Auditors' Report

    Financial Statements
    As of December 31, 2001 and 2000
    and for the Year Ended December 31, 2001
    Supplemental Schedule
    December 31, 2001

THE OGDEN 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 2001 and 2000                                               2

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2001                                     3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULE-

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
    Held at End of Year as of December 31, 2001                               8

INDEPENDENT AUDITORS' REPORT


The Ogden 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Ogden 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
July 10, 2002

THE OGDEN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                     2001                2000

ASSETS:
  Investments (Note 3)                              $ 51,135,230    $ 87,823,337
                                                    ------------    ------------

  Receivables:
    Employer contributions                                39,925         121,612
    Participant contributions                             36,035          65,051
                                                    ------------    ------------

           Total receivables                              75,960         186,663
                                                    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 51,211,190    $ 88,010,000
                                                    ============    ============


See notes to financial statements.

THE OGDEN 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------



ADDITIONS:
  Additions to net assets attributed to-
    Interest and dividends                                         $ 506,190

  Contributions:
    Participant                                                    1,149,297
    Employer                                                         532,047
                                                                ------------

           Total additions                                         2,187,534
                                                                ------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)        (8,023,995)
    Benefits paid to participants                                (13,072,174)
    Administrative expenses                                          (80,459)
    Net transfer to other plans                                  (17,809,716)
                                                                ------------

           Total deductions                                      (38,986,344)
                                                                ------------

NET DECREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                         (36,798,810)

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                               88,010,000
                                                                ------------

  END OF YEAR                                                   $ 51,211,190
                                                                ============


See notes to financial statements.

THE OGDEN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

       The following is a brief description of The Ogden 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     a. General Information - Ogden Services Corporation (the "Company"), a wholly owned subsidiary of Covanta Energy Corporation ("Covanta") is the Plan's sponsor. The Plan is an employee savings plan providing for both employer and participants contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Plan was established as the Ogden Food Service Corporation Savings and Security Plan by Ogden Food Service Corporation on January 1, 1982. Effective January 1, 1996, the Company changed the Plan's name from the Ogden Profit Sharing Plan to The Ogden 401(k) Plan. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

         Effective January 1, 1999, the Plan was amended as a result of several administrative and plan design changes. The Company determined that it would be in the best interest of Ogden Resource Recovery Support Services, Inc. and ADT Global Services, Inc. (collectively, "Prior Participating Companies"), and their employees, to establish separate defined contribution plans. Effective January 1, 1999, the Plan assets of the Prior Participating Companies were transferred from the Plan to the Resource Recovery 401(k) Plan and ADT Global Services 401(k) Plan, respectively.

         On various dates in 2001, the Company sold certain subsidiaries. Some of the participants in the Plan were employees who became participants of other plans sponsored by these subsidiaries. Amounts transferred to these unrelated Plans amounted to $17,809,716.

         Covanta has announced a financial restructuring plan resulting from its comprehensive review of strategic alternatives. As the first element of that plan, on April 1, 2002, Covanta and 123 of its domestic subsidiaries (the "Debtors"), which include the Company, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors' dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with the terms of their debtor in possession financing facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability to continue as going concerns. The Debtors' debtor in possession financing facility includes provisions enabling Covanta and its subsidiaries, including the Company, to obtain funding for making employer matching contributions to the Plan (see Note 1 (d)).

         As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to discontinue the Company matching contributions in the form of Covanta common stock and to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. On May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

     b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of the Company and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan, and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. Participation - Full-time and part-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

     d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. The maximum annual compensation that can be applied to the 401(k) deferral for 2001 is $170,000. For 2001, participant pre-tax contributions could each not exceed $10,500 in accordance with Internal Revenue Service ("IRS") regulations. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation that is invested based on participant investment elections. On January 1, 1999, the Company implemented an additional company match of 50 percent up to the next 2 percent of a participant's annual compensation in Covanta common stock for participants who are eligible and who elect to contribute.

         A participant's  elective  contributions and Company contributions and
         discretionary  profit  sharing   contributions  are  invested,  at  the
         direction of the participant, in accordance with one of the following options:

         o  100 Percent in one of the investment funds; or

         o In more than one investment fund allocated in multiples of 1 percent.

         If a participant does not make such an election, he or she is deemed to have elected investment in the Government Securities Fund.

     e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the vested balance or $50,000, less the highest of any outstanding loan balance in the previous 12 months, even if repaid. Loans cannot exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of one year and a maximum of five years or sixty months (ten year maximum on loans for a primary residence). Participants were prohibited from borrowing funds accumulated in the Covanta Stock Fund (see Note 8). The maximum number of loans outstanding at one time for an employee is two. The interest rate charged is The Wall Street Journal's prime rate plus 1 percent. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

     f. Vesting - Employees eligible to participate in the Plan become 100 percent vested in Company contributions made on or after January 1, 1999. Matching contributions contributed on behalf of the participants for payroll dates December 31, 1998 and earlier will be fully vested after 5 years of service.

         Participant contributions are immediately 100 percent vested.

     g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

     h.  Form of Benefits - Benefits are paid in one lump sum generally.

     i. Distribution from the Plan Because of Hardship - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence,
         (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from their primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     j. Payments from the Plan's Trust - Upon termination of service of a participant on or after retirement date or by reason of death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of termination of service, whether or not such participant has a vested interest in such account, is paid from the trust at age 59-1/2 or older.

     k. Forfeitures - Forfeitures arising under the Plan during the year are first used to reduce employer contributions for the year and then used to pay administrative expenses of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies:

     a. Investment Funds - Plan assets are held by American Express Trust Company (the "Trustee").

     b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and the collective trust ("American Express Equity Index Fund II") are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at outstanding principle balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

         Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's stock.

         The American Express Trust Income Fund II which invests in benefit-responsive investments and is valued at contract value (cost plus accrued interest), which approximates fair value.

     c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

     d. Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     e. Accounting for Derivative Instruments - The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended and
         interpreted,   establishes  accounting  and  reporting  standards  for
         derivative  instruments,   including  certain  derivative  instruments
         embedded  in other  contracts,  and  hedging  activities.  It requires
         entities,   including   employee   benefit  plans,  to  recognize  all
         derivatives as either assets or liabilities in the statement of net assets available for benefits and to measure those instruments at fair value. Effective January 1, 2001, the Plan adopted this statement. The adoption of SFAS No. 133 had no impact on the financial statements of the Plan for the year ended December 31, 2001.

     f. Expenses - Administrative expenses of the Plan, are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

3.   INVESTMENTS

         The following is a summary of the Plan's investments held by the Trustee at December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets:

                                                         2001           2000

   Investments at fair value:
     *AXP Growth Fund                                 $ 7,905,144    $18,715,324
     *American Express Equity Index Fund II            10,575,176     18,261,231
     *AXP Mutual Fund Balanced Portfolio                3,198,526      5,324,939
     *AET U.S. Government Securities Fund II            5,029,366      8,680,355
     *American Express Trust Income Fund II            18,544,875          -
     *Fiduciary Capital Management Fixed Income Fund         -        22,793,995

     *Permitted party-in-interest



         During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $8,023,995 as follows:



     *American Express Equity Index Fund II                    $ (1,627,799)
     *AXP New Dimensions Fund                                      (532,528)
     *AXP Mutual Fund Balanced Portfolio                           (608,152)
     *Other American Express/American Express Trust
      Company Funds                                              (4,365,267)
     *Covanta Stock Fund                                         (1,983,870)
      Other Assets                                                1,093,621
                                                                ------------

                                                                $(8,023,995)
                                                               =============

     *Permitted party-in-interest

4.   INVESTMENT CONTRACTS

         The Fiduciary Capital Management Fixed Income Fund ("Fixed Income Fund") invested in investment contracts providing a guaranteed return on principal invested over a specified time period. The Fixed Income Fund was discontinued effective December 11, 2001. The Plan participants were given the option of transferring their investment to another investment fund offered under the Plan, or any investment not transferred was automatically redirected to the American Express Trust Index Fund II. The crediting interest rates at December 31, 2001 for the various investment contracts ranged from 6.54% to 7.32%. Investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $3,355,677 at December 31, 2000.

5.   NONPARTICIPANT DIRECTED INVESTMENTS

         Information about the net assets at December 31, 2001 and 2000 and significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001 and 2000 are as follows:

                                                         2001          2000

Net assets:
  Covanta Stock Fund                                   $ 502,762    $ 2,060,024
                                                       =========    ===========

                                                                       2001

Change in net assets:
  Contributions                                                       $ 132,740
  Net realized and unrealized depreciation of assets                 (1,018,895)
  Benefits paid to participants                                        (201,945)
  Administrative expenses                                                (2,917)
  Transfers to participant-directed investments                        (485,743)
                                                                    ------------

  Net change                                                        $(1,576,760)
                                                                    ============

6.   PLAN TERMINATION

         The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

7.   FEDERAL INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated June 14, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   PARTY-IN-INTEREST TRANSACTIONS

         The Covanta Stock Fund invested in Covanta common stock which was traded on the New York Stock Exchange and maintained a small cash balance invested in a money market fund for liquidity purposes (see
         Note 1).

         The Plan invests in certain mutual funds managed by the Trustee.

         Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

         These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******

THE OGDEN 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                  Description          Number
                                                       of                of                         Market
    Identity of Issue                              Investment       Shares/Units     Cost            Value

General Investments:
  *Covanta Stock Fund                             Common Stock         393,179                 $    996,403
   AET U.S. Government Securities Fund II         Money Market       5,029,366                    5,029,366
  *American Express Equity Index Fund II        Collective Trust       332,031      2,458,536    10,575,176
  *Loan Fund                                        Loans**              N/A                        715,547
  *American Express Trust Income Fund II              GIC              847,417                   18,544,875
                                                                                                 ----------

Total General Investments                                                                        35,861,367
                                                                                                 ----------

Regulated Investment Companies:
  *AXP Growth Fund                                Mutual Fund          292,783                    7,905,144
  *AXP Mutual Fund Balanced Portfolio             Mutual Fund          339,907                    3,198,526
  *AXP New Dimensions Fund                        Mutual Fund           83,025                    2,040,762
   Templeton Foreign Fund                         Mutual Fund          230,209                    2,129,431
                                                                                                  ---------

Total Regulated Investment Companies                                                             15,273,863
                                                                                                 ----------

TOTAL                                                                                          $ 51,135,230
                                                                                               ============


*    Permitted party-in-interest
**   Notes receivable from participants (with
      interest from 6.5% to 10.5%; maturity
      from 2002 to 2010)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer The Ogden 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     The Ogden 401(k) Plan


Date:  July 15, 2002              By: /s/ Louis M. Walters
       -------------------------     -------------------------------------------
                                     Louis M. Walters
                                     Member of The Ogden 401(k) Plan
                                     Administrative Committee

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
---------------------    -------------------------------------------------------

23.1                     Consent of Independent Auditors